                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the month of November 2002
                           -------------

                                  Kookmin Bank
                                  ------------
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
             ------------------------------------------------------
                     (Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F _____
                                     ---

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____


          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a From 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes _____ No  X
                                              ---

                            New Business Development

On November 1, 2002, Mr. Jung Tae Kim, President and CEO of Kookmin Bank, announced the following plan for the future.

Bancassurance

Mr. Kim said that Kookmin Bank would be distributing life insurance products of ING Group, once he finalizes the current negotiation of strategic alliance. Mr. Kim said that he would be willing to give ING Group an exclusive right to use Kookmin Bank as distribution channel as long as the related rules and regulations permit.

ING Shareholding Structure

In connection with the additional investment by ING Group in Kookmin Bank, Mr. Kim said that he does not intend to raise additional capital by issuing new shares because Kookmin Bank does not need to increase shareholders' equity for now. Currently, ING holds 4 percent of shares in Kookmin Bank.

Overseas Market

Another plan was also disclosed that Kookmin Bank will seek to expand its business in the markets abroad. He explained that retail banking products and services will be provided. When this plan will be carried out was not mentioned, however.

Credit Card Brand Integration

For the time being, Kookmin Bank has no intention to integrate Kookmin Credit Card and BC card, the current internal card business. Before commencing the card business integration, he said, that the credit card delinquencies must be managed under control.

Kookmin Bank has been reviewing various options over the integration of its credit card businesses since the merger a year ago. How the two businesses will be integrated has not yet been decided.

Caution

This document contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Kookmin Bank's current views with respect to future events, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from those anticipated. Although Kookmin Bank believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. Kookmin Bank undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Kookmin Bank
                                             -----------------------------------
                                             (Registrant)




       Date: November 1, 2002                By: /s/ Jong-Kyoo Yoon
                                             -----------------------------------
                                             (Signature)

                                             Name:  Jong-Kyoo Yoon
                                             Title: Executive Vice President &
                                                    Chief Financial Officer